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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Global Fund Distributors, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 N. Brand Blvd., Suite 1950
(No. and Street)

Glendale	CA	91203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jingjing Yan, Treasurer (818) 245-7531
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

725 S. Figueroa Street	Los Angeles	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/25/14

OATH OR AFFIRMATION

I, Jingjing Yan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Global Fund Distributors, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2014, by Jingjing Yan, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Araceli M. Olea
Notary Public

ARACELI M. OLEA
Commission # 1927638
Notary Public - California
Los Angeles County
My Comm. Expires Apr 1, 2015

101 North Brand Boulevard
Suite Number 1950
Glendale, California 91203
800.282.6693
Fax 818.242.5952

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

PACIFIC
GLOBAL
•
Fund
Distributors,
Incorporated

February 27, 2014

Securities and Exchange Commission
Attn: Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: Pacific Global Fund Distributors, Inc. (SEC File #8-45110)

Dear Sir or Madam,

Pursuant to Securities and Exchange Commission Rule 17a-5(d)(1)(i), enclosed are two copies of the 2013 audited financial statements for Pacific Global Fund Distributors, Inc. This package is confidential pursuant to Rule 17a-5(e)(3) and includes:

- Executed Form X-17A-5 Part III (with original signature)
- Report of Independent Auditors (with original signature)
- Audited Financial Statements
- Computation of Net Capital pursuant to Rule 15c3-1
- Computation for Determination of Reserve Requirements pursuant to Rule 15c3-1
- Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3

Enclosed separately in a public document please find a copy of the Statement of Financial Condition for Pacific Global Fund Distributors, Inc. with the applicable footnotes.

If you have any questions, or require any additional information, please contact me at (818) 245-7530.

Sincerely,

Catherine L. Henning
President and Chief Compliance Officer

Enc.

STATEMENT OF FINANCIAL CONDITION

Pacific Global Fund Distributors, Inc.
December 31, 2013
With Report of Independent Registered Public Accounting Firm

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

Ernst & Young LLP

EY
Building a better working world

Pacific Global Fund Distributors, Inc.

Statement of Financial Condition

December 31, 2013

Contents

1312-1177895

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors
Pacific Global Fund Distributors, Inc.

We have audited the accompanying statement of financial condition of Pacific Global Fund Distributors, Inc. (the Company) as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Building a better working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pacific Global Fund Distributors, Inc. at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 20, 2014

A member firm of Ernst & Young Global Limited

Pacific Global Fund Distributors, Inc.

Statement of Financial Condition

December 31, 2013

Assets	
Cash	$ 2,703
Commissions receivable from Pacific Advisors Fund Inc.	24,705
Other commissions receivable	1,527
Other receivable	1,177
Investments in Pacific Advisors Fund Inc. at market value (cost – $39,337)	52,425
Prepaid expenses	18,039
Total assets	$ 100,576
Liabilities and shareholder's equity	
Commissions payable to brokers	$ 3,701
Accounts payable and accrued expenses	15,629
Total liabilities	19,330
Shareholder's equity:	
Common stock, no par value:	
Authorized, issued, and outstanding 10,000 shares	403,395
Accumulated deficit	(322,149)
Total shareholder's equity	81,246
Total liabilities and shareholder's equity	$ 100,576

See accompanying notes.

Pacific Global Fund Distributors, Inc.

Notes to Statement of Financial Condition

December 31, 2013

1. Organization

Pacific Global Fund Distributors, Inc. (the Company) was incorporated on June 25, 1992. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company, a wholly owned subsidiary of Pacific Global Investment Management Company (the Advisor), serves as the distributor of capital shares and as an introducing broker for trading of portfolio securities of Pacific Advisors Fund Inc. (the Fund). The Advisor also acts as the Investment Manager for the Fund.

The Company receives commissions for the sale of capital shares for the Fund. A portion of this amount is allocated to the selling brokers as a selling commission. All amounts of sales commissions are recorded on a net basis.

The Company receives 12b-1 distribution fees from the Fund, and a portion of these fees is allocated to the selling brokers. The 12b-1 distribution fees are also recorded on a net basis as commissions.

Also included in commissions revenue are commissions earned for introducing trades on behalf of the Advisor.

Commissions revenue is recorded as earned.

The Company neither carries customer accounts nor performs custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying statement of financial condition is presented in accordance with U.S. generally accepted accounting principles.

Investments in Pacific Advisors Fund Inc.

The Company's investment in the Fund is recorded at the quoted market values.

2. Summary of Significant Accounting Policies

Investment Valuation

The Company's investment in the Fund has been classified in the fair value hierarchy (as defined in U.S. generally accepted accounting standards) as a Level I type investment (i.e., quoted prices are available in active markets for the investment).

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

3. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as defined. In addition, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's net capital was $55,344, which was $50,344 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.35 to 1 at December 31, 2013. The Company was in compliance with the net capital requirements.

4. Income Taxes

The Company has a federal and state tax allocation agreement with the Advisor whereby it is allocated an income tax expense/benefit on a pro rata basis. The Company files a consolidated tax return with the Advisor for federal tax purposes and a combined tax return for state tax purposes.

Management has analyzed the Company's tax positions taken on federal income tax returns for all open tax years and positions expected to be taken for the year ended December 31, 2013, and has concluded that there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions. Tax years 2010, 2011, 2012, and 2013 are still subject to examination by major federal jurisdictions. Tax years 2009, 2010, 2011, 2012, and 2013 are still subject to examination by major state jurisdictions.

4. Income Taxes (continued)

Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Deferred tax assets and liabilities consist of the following as of December 31, 2013:

Deferred tax asset:	
Tax net operating and capital loss carryforward	$ 111,491
Less valuation allowance	(106,300)
Deferred tax asset after valuation allowance	5,191
Deferred tax liabilities	5,191
Deferred tax assets/liabilities, net	$ –

As of December 31, 2013, no tax benefit has been recorded as utilization of the net operating loss carryforwards is uncertain. At December 31, 2013, the Company has net operating and capital loss carryforwards of $317,701 for income tax purposes that expire in 2017 through 2032.

5. Related Parties

The Advisor of the Fund provides personnel and certain other support services to the Company. The cost of these services will be reimbursed by the Company. The Advisor of the Fund also allocates certain shared operating expenses to the Company. Certain officers of the Company are also officers of the Advisor and of the Fund. As of December 31, 2013, there was no amount payable to the Advisor of the Fund.

6. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of a material loss to be remote.

7. Subsequent Events

The Company has completed an evaluation of all subsequent events and has concluded that no subsequent events occurred that would require recognition or disclosure.

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